May 21, 2018

Jeff Long

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust - File Nos. 811-178164, 333-22638

Dear Mr. Long:

On May 3, 2018 you provided additional oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2017 (the "Annual Report"), for the Arrow Dynamic Income Fund (formerly known as the Arrow Alternative Solutions Fund), Arrow DWA Balanced Fund, Arrow DWA Tactical Fund, and Arrow Managed Futures Strategy Fund (collectively, the “Funds”), each a series of the Arrow Investments Trust (the "Registrant" or the “Trust”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Please discuss the use and effect of the Arrow Managed Futures Strategy Fund’s derivatives in the management discussion of fund performance section in future shareholder reports, and please provide the management discussion of fund performance with the next annual report as well.

Response. The Registrant will provide more discussion regarding the use and effect of the Fund’s derivative investments (if any) in the management discussion of fund performance in the future.

Comment 2. With respect to the 0.18% acquired fund fees and expenses (“AFFE”) disclosed in the Arrow Dynamic Income Fund’s December 1, 2017 prospectus, please confirm that the AFFE disclosed is accurate.

Response. Registrant confirms that the calculation is accurate.

Comment 3. Please confirm that all payables to related parties, including Trustees and officers, are separately disclosed in the Statement of Assets and Liabilities as required by Regulation S-X Rule 604 12.

Response. Registrant confirms that all payables to related parties will be disclosed as required by Regulation S-X.

Comment 4. The Arrow Managed Futures Strategy Fund December 1, 2017 prospectus discloses a 801% portfolio turnover for the fiscal year ended July 31, 2017. The Fund’s portfolio turnover was 0% for the 2016 fiscal year. Please confirm that the 801% turnover is accurate. Additionally, if the turnover disclosed is accurate, please explain the reasons for the increased turnover. The Fund’s December 1,

May 21, 2018

2017 Statement of Additional Information suggests that the increased turnover is attributable to the growth of the Fund, but the Fund’s assets increased by less than $10 million during the fiscal year.

Response. Registrant confirms that the portfolio turnover rate disclosed is accurate. In the 2016 fiscal year, the Fund invested in securities that are not considered when calculating portfolio turnover (e.g. swaps and short term securities). In the 2017 fiscal year, the Fund began to invest in an affiliated exchange traded fund, Arrow Reserve Capital Management ETF, which is considered when calculating portfolio turnover.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Emily M. Little

Emily M. Little